06002706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 3 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2006 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/11/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vega Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Kolber 212-754-9757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth & Spellman LLP
(Name – *if individual, state last, first, middle name*)

730 River Road	New Milford	NJ	07646
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/18/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ken Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vega Securities LP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GRASER WERNER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01GR6114286
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES AUG. 9, 2008

2/17/06
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the *Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vega Securities LP

Financial Statements and Supplementary Information

For the period from August 11, 2005 (inception) through December 31, 2005

ROTH & SPELLMAN LLP

Vega Securities LP

Table of Contents

ROTH & SPELLMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Vega Securities LP

We have audited the accompanying balance sheet of Vega Securities LP as of December 31, 2005, and the related statement of operations, changes in partners' equity, and cash flows for the period from August 11, 2005 (inception) through December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vega Securities LP as of December 31, 2005, and the results of their operations and their cash flows for the period from August 11, 2005 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth & Spellman

Roth & Spellman LLP

January 30, 2006

Vega Securities LP
Balance Sheet
December 31, 2005

ASSETS

		2005
Current Assets:		
Cash	$	60,867
Prepaid Expenses		31,593
Total Assets	$	92,460

PARTNERS' EQUITY

Partners' Equity		92,460
Total Partners' Equity	$	92,460

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Statement of Operations
For the Period from August 11, 2005 (inception) through December 31, 2005

	2005
Revenues:	$ -
Operating Expenses:	
Licenses and Permits	2,765
Professional Fees	2,305
Outside Services	2,000
Insurance	415
Miscellaneous	55
Total Operating Expenses	**7,540**
Net Income (Loss)	**$ (7,540)**

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP

Statement of Changes in Partners' Equity

For the Period from August 11, 2005 (inception) through December 31, 2005

	Balance at Inception	Partners' Contributions	Net Loss	Balance at December 31, 2005
Vega GP, Inc.	$ -	$ 1,000	$ (75)	$ 925
Michael Mann	-	99,000	(7,465)	91,535
Totals	**$ -**	**$ 100,000**	**$ (7,540)**	**$ 92,460**

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Statement of Cash Flows
For the Period from August 11, 2005 (inception) through December 31, 2005

		2005
Cash Flows from Operating Activities:		
Net Loss	$	(7,540)
Adjustments necessary to reconcile net income to net cash provided by operating activities:		
Increase in Prepaid Expenses		(31,593)
Net Cash Used in Operating Activities		**(39,133)**
Cash Flows from Financing Activities:		
Capital Contributions by Partners		100,000
Net Cash Provided by Financing Activities		**100,000**
Net Change in Cash		**60,867**
Cash, Inception		-
Cash, End of Year	**$**	**60,867**
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization

Vega Securities LP ("the Company") was organized on August 11, 2005 as a limited partnership under the laws of the State of Delaware. The organization is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company will earn a fee for introducing new investors principally to private investment funds. The Company received final approval to operate as an introducing broker-dealer from the NASD on December 13, 2005 and to operate as an introducing broker from the NFA on December 30, 2005; therefore the Company had no significant activity in 2005. The Company will not be buying and selling securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues and gains are recognized when earned. Expenses and losses are recognized when incurred.

Income Taxes

The Company has elected to be taxed as a partnership for Federal and State income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company does business in New York City, which imposes a tax on unincorporated businesses. No provision for unincorporated business tax expense has been recorded in the financial statements due to losses incurred in its first year of operations.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the cash flow statement, the Company considers all cash balances and short-term investments with a maturity of three months or less to be cash equivalents. At times, bank balances may exceed federally insured limits.

Property and Equipment

All property and equipment will be valued at cost less an appropriate allowance for depreciation. Depreciation will be provided for using the estimated useful lives of related assets and will be computed on a straight line method for financial reporting and on accelerated methods for income tax purposes.

Maintenance and repair costs will be charged to operations when incurred; renewals and betterments will be charged to appropriate asset accounts.

Revenue

The Company will earn a fee for introducing new investors principally to private investment funds. Revenue will be recognized when earned. The Company is in the process of finalizing an agreement with a related investment fund.

Note 3 – Prepaid Expenses

Prepaid expenses consist primarily of 2006 fees paid to the NASD.

Note 4 – Commitments and Contingencies

The Company is in the process of finalizing a space sharing agreement for office space from a related party. This related party will also be charging the Company for various overhead expenses.

Note 5 – Net Capital Requirement

As a registered introducing broker-dealer with the NASD and a registered introducing broker with the NFA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which specifies minimum net capital requirements. At December 31, 2005, the Company had net capital, as defined, of $60,867, which exceeded the minimum requirement of $30,000 by $30,867. The Company, for the first twelve months from the date of regulatory approval, must not permit its aggregate indebtedness, as defined, to exceed 800% of net capital.

Supplementary Information

Vega Securities LP
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

		2005
Partners' Equity qualified for Net Capital	$	92,460
Deductions and Charges:		
Non-allowable Assets		
Prepaid Expenses		31,593
Net Capital		60,867
Minimum Net Capital Requirement		30,000
Excess Net Capital	$	30,867

No differences were found in the above computation and the computation included in the Company's corresponding amended unaudited X-17A-5, Part II filing as of December 31, 2005

ROTH & SPELLMAN LLP

VEGA SECURITIES LP

REPORT ON INTERNAL CONTROL
FOR
NATIONAL ASSOCIATION OF SECURITIES DEALERS

FOR THE PERIOD
FROM AUGUST 11, 2005 (INCEPTION)
THROUGH DECEMBER 31, 2005

ROTH & SPELLMAN LLP

ROTH & SPELLMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

To the Partners
Vega Securities LP

In planning and performing our audit of the financial statements and supplemental schedules of Vega Securities LP (the "Company") for the period from August 11, 2005 (inception) through December 31, 2005, we considered its internal control, including control activities for safeguarding securities and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Spellman

Roth & Spellman LLP
New Milford, NJ

January 30, 2006